PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF REDCLIFFE EXPLORATION INC. SHARES

Calgary, Alberta (December 18, 2009) – Paramount Resources Ltd. (TSX:POU) ("Paramount") acquired ownership and control of an additional 2,726,160 Class A shares of Redcliffe Exploration Inc. ("Redcliffe"), (representing approximately 2.30% of Redcliffe's current outstanding Class A shares after giving effect to the closing of Redcliffe’s private placement offering on December 17, 2009) since July 21, 2009, (the date of the last Early Warning Report) through open market acquisitions and pursuant to the private placement offering.  Paramount acquired ownership and control of a total of 1,149,190 Class A shares of Redcliffe pursuant to the private placement offering and a total of 1,576,970 Class A shares through open market purchases.  Since the last Early Warning Report, Paramount also acquired 57,444 Class B shares of Redcliffe through open market purchases.  As at December 17, 2009, Paramount and Clayton H. Riddell collectively own 19,899,660 Class A shares of Redcliffe, representing approximately 16.79% of Redcliffe’s outstanding Class A shares after giving effect to the private placement offering.

Assuming the Class B shares held by Paramount are converted to Class A shares effective December 17, 2009, Paramount and Clayton H. Riddell would collectively own 20,474,100 Class A shares or approximately 17.19% of Redcliffe's outstanding Class A shares after giving effect to the private placement offering.

1,149,190 Class A shares of Redcliffe were acquired by Paramount pursuant to the private placement offering from treasury of 8,200,000 Class A shares, issued on a “flow-through” basis on December 17, 2009 at a price of $0.37 per share for total consideration of $425,200.30.  Paramount acquired these Redcliffe Class A shares in reliance on the accredited investor exemption in section 2.3 of National Instrument 45-106.  The open market purchases through the facilities of the TSXV were at the prevailing market price.

The acquisitions by Paramount were made for investment purposes.  Paramount may in the future increase or decrease its holdings in Redcliffe depending on market conditions or other relevant factors.  This news release is being issued pursuant to securities legislation in each province of Canada and will be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.  The issuance of this news release is not an admission that Clayton H. Riddell is a joint actor with Paramount.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information or to obtain a copy of the report, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994